

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

   **Re: Chardan Healthcare Acquisition Corp.**
     **Preliminary Proxy Statement on Schedule 14A**
     **Filed July 17, 2019**
     **File No. 001-38762**

Dear Mr. Grossman:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc:  Giovanni Caruso